UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2022 Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

1, rue Hildegard Von Bingen, 1282, Luxembourg Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F: x Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: o No: x

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: o No: x

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Cooperation Agreement

On June 2, 2022, Atento S.A. (“Atento” or the “Company”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with Kyma Capital Limited (together with its affiliates, “Kyma”), Charles Frischer (together with his affiliates, “Mr. Frischer”), and Asheef Lalani (“Mr. Lalani”) (together with Kyma, Mr. Frischer and Mr. Lalani, the “Investor Group”).

Pursuant to the Cooperation Agreement, the Board of Directors of Atento (the “Board”) will nominate Akshay Shah to stand for election as a new independent Class I director (the “New Director”) at the Company’s 2022 Annual Meeting of Shareholders scheduled to be held on June 29, 2022 (the “2022 Annual Meeting”). If validly elected by shareholders at such meeting, the New Director shall serve until the Annual Meeting of Shareholders to be held on 2024 except as provided under the Cooperation Agreement.

The Cooperation Agreement further provides, among other things, that:

•	The New Director will tender his resignation as a director if the Investor Group’s and its affiliates’ aggregate beneficial ownership at any time falls below 8% of the then-outstanding Ordinary Shares.

•	The Investor Group shall, with respect to each annual and extraordinary general meeting of the Company held during the Standstill Period (as defined below), (A) appear at such shareholder meeting or otherwise cause all Ordinary Shares beneficially owned by the Investor Group and to be counted as present thereat for purposes of establishing a quorum; (B) vote, or cause to be voted on the Company’s proxy card or voting instruction form, all Ordinary Shares beneficially owned by the Investor Group in accordance with the recommendation of the Board with respect to (i) the election, removal and/or replacement of directors (or the requisition of an extraordinary general meeting or action by written consent of the Company’s shareholders in respect of any of the foregoing), and (ii) any other proposal submitted to the Company’s shareholders, in each case as such recommendation of the Board is set forth in the applicable definitive proxy statement filed in respect thereof.

•	The Investor Group shall be subject to customary standstill restrictions relating to, among other things, proxy contests, transactions, commencing suits, demanding information and other matters, and with respect to acquiring beneficial ownership of more than 19.99% of the then-outstanding Ordinary Shares.

•	The Investor Group shall irrevocably withdraw or cause the irrevocable withdrawal of the information request submitted to the Company under Article 1400-3 of the Luxembourg law of 10 August 1915 on commercial companies, as amended, with respect to certain matters.

•	Each party will not make any public or private disparaging statements about the other party, subject to certain exceptions.

•	The New Director may share and discuss information regarding the Company with (i) the Investor Group and, on a need to know basis, its members’ affiliates, in each case, who are responsible for its members’ investments in the Company; (ii) members of the Investor Group’s legal, compliance, accounting, tax and other internal professional staff; and (iii) the Investor Group’s outside professional advisors.

•	The Cooperation Agreement shall automatically terminate in the event that the New Director is not validly elected by the shareholders of the Company at the 2022 Annual Meeting. If the New Director is so validly elected at the 2022 Annual Meeting, the Agreement shall terminate upon the end of the Standstill Period. The “Standstill Period” shall begin upon the execution and delivery of this Agreement and shall end immediately upon the earlier of (i) the conclusion of the 2024 annual meeting of shareholders (including any adjournments or postponements, the “2024 Annual Meeting”); and (ii) the date occurring six (6) months after the resignation of the New Director from the Board; provided, however, the Standstill Period expiration will not occur earlier than the conclusion of the 2023 annual meeting of shareholders (including any adjournments or postponements thereof).

•	The Standstill Period may be extended if the Company gives notice to the Investor Group that it intends to renominate the New Director at least 30 days prior to the 2024 Annual Meeting and the Investor Group accepts such renomination prior to the end of the Standstill Period.

•	Each party shall be responsible for its own fees and expenses incurred in connection with the negotiation, execution, and effectuation of the Cooperation Agreement and related matters.

The foregoing summary of the Cooperation Agreement does not purport to be complete and is subject to, and qualified in its entirety, by the full text of the Cooperation Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference. A copy of the press release issued by the Company on June 2, 2022 announcing the execution of the Cooperation Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: June 6, 2022	By: /s/ Carlos Lopez - Abadia Name: Carlos López – Abadía Title: Chief Executive Officer

Exhibit 10.1.

EXECUTION VERSION

COOPERATION AGREEMENT

This AGREEMENT, dated as of June 2, 2022 (this “Agreement”), is made and entered into by Atento S.A., a company established under the laws of Luxembourg and whose registered office is at 1 rue Hildegard Von Bingen, L-1282 Luxembourg (the “Company”), Kyma Capital Limited, a company established under the laws of England and Wales and whose registered office is at 22-25 Portman Close, London W1H 6BS (together with its affiliates, “Kyma”), Charles Frischer (together with his affiliates, “Mr. Frischer”), and Asheef Lalani (“Mr. Lalani”) (together with Kyma, Mr. Frischer and Mr. Lalani, the “Investor Group”). The Company and the Investor Group are each herein referred to as a “party” and collectively, the “parties.”

WHEREAS, the Investor Group is deemed to beneficially own ordinary shares of the Company (the “Ordinary Shares”), totalling, in the aggregate, 1,319,162 Ordinary Shares outstanding as of the date of this Agreement, with such Ordinary Shares representing all of the securities of the Company beneficially owned by the Investor Group;

WHEREAS, on March 14, 2022, members of the Investor Group and Catherine Da Silva submitted to the Company an information request under Article 1400-3 of the Luxembourg law of 10 August 1915 on commercial companies, as amended, with respect to certain matters (the “Information Request”);

WHEREAS, the Company and the Investor Group have determined to come to an agreement with respect to certain matters related to the composition of the Company’s Board of Directors (the “Board”) and certain other matters, as provided in this Agreement; and

WHEREAS, the Company has agreed to nominate and recommend for election Akshay Shah (the “New Director”) as an independent director of the Board by shareholders at the Company’s 2022 annual meeting of shareholders (the “2022 Annual Meeting”).

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.	Board Composition and Other Matters.

(a)	Withdrawal of Information Request. Concurrently with and effective upon the execution of this Agreement, the Investor Group shall irrevocably withdraw or cause the irrevocable withdrawal of the Information Request.
(b)	Board Size and Election of New Director. Subject to the New Director completing the Company’s form of director questionnaire within two (2) days of the execution of this Agreement, the Company shall nominate and recommend for election the New Director as an independent Class I director by shareholders at the 2022 Annual Meeting. If validly elected by shareholders at such meeting, the New Director shall serve until his term expires and his successor is duly elected and qualified. For the avoidance of doubt, no member of the Investor Group other than the New Director will have the right to attend or observe any meeting of the Board or a committee thereof.
(c)	Board Policies, Procedures and Compliance. The Investor Group acknowledges that the New Director shall be required to comply with the memorandum and articles of association of the Company and all policies, processes, procedures, codes, rules, standards, and guidelines applicable to independent directors of the Board, as in effect from time to time, including, but not limited to, the Company’s Code of Conduct, and policies on corporate governance, confidentiality, ethics, hedging and pledging of Company securities, public disclosures, stock trading, and stock ownership that are generally applicable to the Company’s directors. The New Director and the Investor Group acknowledge that they understand their obligations under applicable securities laws. Subject to compliance with such laws, the New Director and Investor Group shall in any event be free to trade or engage in such transactions during periods when the members of the Board are permitted to do so in accordance with the terms and conditions to be communicated by the Company from time to time.

(d)	Rights and Benefits of the New Director. The Company agrees that the New Director shall receive

(i)     the same benefits of director and officer insurance, and any indemnity and exculpation arrangements available generally to the directors on the Board, (ii) refund of expenses incurred during the exercise of New Director functions and (iii) such other benefits on the same basis as all other independent directors on the Board; provided, however, the New Director shall not receive any directors fees as compensation for their service as a director on the Board.

(e)	Resignation. The Investor Group acknowledges and agrees that the New Director shall immediately tender his resignation (it being understood that the Board shall have the right to decline to accept such resignation) if the Investor Group’s and its Affiliates’ aggregate beneficial ownership at any time falls below 8% (eight percent) of the then-outstanding Ordinary Shares (the “Ownership Minimum Requirement”). Concurrently with the execution and delivery of this Agreement, the New Director shall execute and deliver an irrevocable resignation letter in the form attached hereto as Exhibit A.
(f)	Other Agreements. The Investor Group agrees that there shall be no contracts, plans or arrangements, written or otherwise, in effect during the term of this Agreement, between the Investor Group and the New Director providing for any compensation, reimbursement of expenses or indemnification of the New Director in connection with the New Director’s service on the Board.

2.	Voting Agreement.

At each annual and extraordinary general meeting of the Company (any such annual or extraordinary general meeting, or adjournment or postponement thereof, a “Shareholder Meeting”) held during the Standstill Period (as defined below), the Investor Group agrees to (A) appear at such Shareholder Meeting or otherwise cause all Ordinary Shares beneficially owned by each Investor Group and to be counted as present thereat for purposes of establishing a quorum; (B) vote, or cause to be voted on the Company’s proxy card or voting instruction form, all Ordinary Shares beneficially owned by the Investor Group in accordance with the recommendation of the Board with respect to (i) the election, removal and/or replacement of directors (or the requisition of an extraordinary general meeting or action by written consent of the Company’s shareholders in respect of any of the foregoing), and (ii) any other proposal submitted to the Company’s shareholders at a Shareholder Meeting, in each case as such recommendation of the Board is set forth in the applicable definitive proxy statement filed in respect thereof.

3.	Standstill.

(a)	The Investor Group agrees that, from the date of this Agreement until the expiration or termination of the Standstill Period, without the prior written consent of the Board specifically expressed in a written resolution, it will not, directly or indirectly, alone or with others, in any manner:

i.	propose or publicly announce or otherwise publicly disclose an intent to propose or enter into or agree to enter into, by itself or with any other person, directly or indirectly, (x) any form of business combination or acquisition or other transaction relating to a material amount of assets or securities of the Company or any of its subsidiaries, (y) any form of restructuring, recapitalization or similar transaction with respect to the Company or any of its subsidiaries or

(z) any form of tender or exchange offer for the Ordinary Shares, whether or not such transaction involves a change of control of the Company; provided, however, that the Investor Group shall be permitted to (i) sell or tender their Ordinary Shares, and otherwise receive consideration, pursuant to any such transaction, (ii) participate in any offering, dividend or distribution made or conducted by the Company which shareholders of the Company generally may participate in or receive the benefit thereof, and (iii) vote on any such transaction in accordance with Section 2;

ii.	engage in any solicitation of proxies or written consents to vote any voting securities of the Company, or conduct any non-binding referendum (including any “withhold,” “vote no” or similar campaign) with respect to any voting securities of the Company, or assist or participate in any other way, directly or indirectly, in any solicitation of proxies or written consents with respect to any voting securities of the Company, or otherwise become a “participant” in a “solicitation,” as such terms are defined in Instruction 3 of Item 4 of Schedule 14A and Rule 14a-1 of Regulation 14A, respectively, under the Exchange Act, to vote any securities of the Company other than in a manner in accordance with Section 2;

iii.	acquire, offer or propose to acquire, or agree to acquire, directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a partnership, limited partnership, syndicate or other group (including any group of persons that would be treated as a single “person” under Section 13(d) of the Exchange Act), through swap or hedging transactions or otherwise, any additional voting securities, any voting rights decoupled from the underlying voting securities, or debt securities that are convertible into any equity securities of the Company, such that the Investor Group would collectively beneficially own in excess of 19.99% (nineteen point ninety-nine percent) of the then- outstanding Ordinary Shares;
iv.	form, join or in any way participate in any group or agreement of any kind with respect to any voting securities of the Company other than as previously disclosed prior to the execution of this Agreement;
v.	deposit any voting securities of the Company in any voting trust or subject any Company voting securities to any arrangement or agreement with respect to the voting thereof (other than customary brokerage accounts, margin accounts and prime brokerage accounts);
vi.	take any position, make any statement or take any action inconsistent with the voting obligations set forth in Section 2;
vii.	convene, call or seek to convene or call, or request the call of, alone or in concert with others, any Shareholder Meetings (including any extraordinary general meeting), whether or not such a meeting is permitted by the Company’s memorandum and articles of association or similar governance documents, including, but not limited to, a “town hall meeting”, or propose items to be added to the agenda of any Shareholder Meeting;
viii.	seek representation on the Board except as expressly permitted by this Agreement or seek, encourage or take any other action with respect to the submission of any shareholder proposals (including any submission of shareholder proposals pursuant to Rule 14a-8 under the Exchange Act);
ix.	seek to postpone, adjourn or delay any Shareholder Meeting;
x.	seek publicly, alone or in concert with others, to amend any provision of the memorandum and articles of association or similar governance documents;
xi.	demand an inspection of the Company’s books and records or submit or support a similar request or demand under applicable law;
xii.	commence, encourage, or support any suit against the Company or any of its current or former directors, officers or employees, any winding-up petition against the Company, or any derivative action in the name of the Company, or any class action against the Company or any of its officers or directors in order to, directly or indirectly, effect any of the actions expressly prohibited by this Agreement or cause the Company to amend or waive any of the provisions of this Agreement; provided, however, that for the avoidance of doubt, the foregoing shall not prevent the Investor Group from (A) bringing litigation to enforce the provisions of this Agreement or (B) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Company against the Investor Group or (C) exercising statutory rights under applicable local laws and regulations; provided, further, that the foregoing shall also not prevent the Investor Group from responding to or complying with a validly issued legal process in connection with litigation that it did not initiate, invite, facilitate or encourage, except as otherwise permitted in this Section 3(a)(xii);
xiii.	disclose publicly, or privately in a manner that could reasonably be expected to become public, any intent, purpose, plan or proposal with respect to the Board, the Company, its management, policies or affairs, any of its securities or assets or this Agreement that is inconsistent with the provisions of this Agreement; provided, however, that nothing in this Section 3(a) shall prohibit the Investor Group from engaging in private discussions with the Board or any of the Company’s executive officers regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require the Company or any member of the Investor Group to make public disclosure with respect thereto;

xiv.	take any action challenging the validity or enforceability of any of the provisions of this Section 3 or publicly disclose, or cause or facilitate the public disclosure (including the filing of any document with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) of, any intent, purpose, plan or proposal to either

(A)     obtain any waiver or consent under, or any amendment of, any provision of this Agreement, or (B) take any action challenging the validity or enforceability of any provisions of this Section 3;

xv.	commit to publicly or privately solicit or provide support for any other Information Request or similar request or demand under applicable law; or
xvi.	otherwise take, or solicit, cause or encourage others to take, or enter into any negotiations, agreements, arrangements or understandings with respect to the taking of any action by any other person or entity in connection with the foregoing that is prohibited to be taken by any member of the Investor Group (except as expressly set forth in this Agreement).
(b)	Notwithstanding the foregoing, the provisions of this Section 3 shall not limit in any respect the actions of the New Director in his capacity as such, recognizing that such actions are subject to such director’s fiduciary and other duties to the Company and its shareholders (it being understood and agreed that neither the Investor Group nor any of its Affiliates or Associates shall seek to do indirectly through the New Director anything that would be prohibited if done by the Investor Group or its Affiliates and Associates directly).
(c)	As of the date of this Agreement, the Investor Group is not engaged in any discussions or negotiations with any person and do not have any agreements, arrangements, or understandings, written or oral, formal or informal, and whether or not legally enforceable, with any person concerning the acquisition of beneficial ownership of any securities (including equity securities and debt securities) of the Company, and have no actual and non-public knowledge that any other shareholders of the Company have any present or future intention of taking any actions that if taken by the Investor Group would violate any of the terms of this Agreement.
(d)	As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement; the terms “beneficial owner” and “beneficial ownership” shall have the same meanings as set forth in Rule 13D-3 promulgated by the SEC under the Exchange Act; and the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

4.	Expenses.

Each of the Company and the Investor Group shall be responsible for its own fees and expenses incurred in connection with the negotiation, execution, and effectuation of this Agreement and related matters, including, but not limited to, attorney’s fees and other legal expenses and expenses related to the engagement of other advisors and consultants.

5.	Representations and Warranties of the Company.

The Company represents and warrants to the Investor Group that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, and (c) the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, or any material agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

6.	Representations and Warranties of the Investor Group.

On a several (and not joint) basis, the members of the Investor Group individually represent and warrant on their own behalf to the Company that (a) as of the date of this Agreement, they beneficially own, directly or indirectly, only the number of Ordinary Shares of the Company as described in this agreement, which represent all of the voting securities of the Company the members of the Investor Group have full discretion to manage,

(b)   this Agreement has been duly and validly authorized, executed and delivered by the Investor Group, and constitutes a valid and binding obligation and agreement of the Investor Group, enforceable against the Investor Group in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, and (c) the execution, delivery and performance of this Agreement by the Investor Group does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Investor Group is a party or by which it is bound.

7.	Mutual Non-Disparagement.

Subject to applicable law, each of the parties covenants and agrees that, during the Standstill Period, it shall not, and it shall not permit any of its Affiliates, Associates or any of their respective current or former directors, officers, employees, partners, members, managers, agents and other representatives acting in a capacity on behalf of, in concert with or at the direction of such party or such party’s Affiliates or Associates to, in any way publicly or privately criticize, disparage, call into disrepute, or otherwise defame or slander the other party or such other party’s subsidiaries, Affiliates, successors, assigns or its current or former partners, members, officers (including any current officer of a party or a party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of a party or a party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), or employees, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of the foregoing. Notwithstanding the foregoing, nothing in this Section 7 or elsewhere in this Agreement shall prohibit any party from (a) making any statement or disclosure (i) required under the federal securities laws or other applicable laws or (ii) in connection with any action to enforce this Agreement, or (b) responding to any public statement made by the other party of the nature described in this Section 7, if such statement by the other party was made in breach of this Agreement.

8.	Public Announcements.

No later than one (1) Business Day following the date of this Agreement, the Company and the Investor Group shall issue a mutually agreeable press release (the “Mutual Press Release”), announcing certain terms of this Agreement, substantially in the form attached hereto as Exhibit B. Prior to the issuance of the Mutual Press Release, neither the Company nor the Investor Group shall issue any press release or make any public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other party. During the Standstill Period, neither the Company nor the Investor Group or any of its Affiliates or Associates shall make any public announcement or statement that is inconsistent with or contrary to the statements made in the Mutual Press Release, except as required by law or the rules of any stock exchange (and, in any event, each party will provide the other party, prior to making any such public announcement or statement, a reasonable opportunity to review and comment on such disclosure, to the extent reasonably practicable under the circumstances, and each party will consider any comments from the other in good faith) or with the prior written consent of the other party, and otherwise in accordance with this Agreement.

9.	SEC Filings.

(a)   No later than two (2) business days following the execution of this Agreement, the Company shall file a Current Report on Form 6-K with the SEC reporting the entry into this Agreement and appending or incorporating by reference this Agreement as an exhibit thereto. The Form 6-K shall be consistent with the terms of this Agreement. The Company shall provide the Investor Group with a reasonable opportunity to review and comment on the Form 6-K prior to the filing with the SEC and consider in good faith any of the Investor Group’s comments.

(b)   No later than two (2) business days following the execution of this Agreement, the Investor Group shall file an amendment to its Schedule 13D, reporting the entry into this Agreement, amending applicable items to conform to their obligations hereunder and appending or incorporating by reference this Agreement as an exhibit thereto. The Schedule 13D amendment shall be consistent with the terms of this Agreement. The Investor Group shall provide the Company with a reasonable opportunity to review and comment on the Schedule 13D amendment prior to the filing with the SEC and consider in good faith any of the Company’s comments.

10.	Confidentiality.

(a)  The Company acknowledges that, except if the Board decides otherwise with respect to specific non- public Company information discussed in the Board, the New Director may share and discuss information regarding the Company with (i) the Investor Group and, on a need to know basis, its members’ Affiliates, in each case, who are responsible for its members’ investments in the Company; (ii) members of the Investor Group’s legal, compliance, accounting, tax and other internal professional staff; and (iii) the Investor Group’s outside professional advisors. The Investor Group agrees that the Board or any committee thereof, in the exercise of its fiduciary duties, may recuse the New Director from any portion of a Board or committee meeting, and restrict access to information of the Company, to the extent relating to (i) the exercise of any of the Company’s valid rights or enforcement of any of the obligations under this Agreement, (ii) any action taken in respect of or in response to actions taken or proposed by the Investor Group or its Affiliates, in each case, with respect to the Company or its Affiliates (including any threat to take any of the actions prohibited in Section 3, any proposed transaction between the Company or any of its Affiliates and the Investor Group or any of its Affiliates. For the avoidance of doubt, the Investor Group acknowledges and agrees that: (i) consistent with his fiduciary duties as a director of the Company, the New Director is obligated to consider in good faith, to the same extent as any other director of the Company, recusal from any Board or committee meeting in the event there is any other actual or potential conflict of interest between the Investor Group or the New Director, on the one hand, and the Company, on the other hand; and (ii) the Board may restrict the New Director’s access to information of the Company to the same extent it would for any other director of the Company, in accordance with applicable law.

(b)    The Investor Group and New Director acknowledge (a) that the Company does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of any information furnished by it to the New Director and (b) none of the Company or its agents, representatives, attorneys, advisors, directors, officers or employees shall have any liability to the New Director or Investor Group relating to or resulting from the use of any such information or any errors therein or omissions therefrom.

(c)   In the event that the New Director is requested or required by applicable subpoena, legal process or other legal requirement to disclose any confidential information about the Company, the New Director shall give the Company prompt notice, to the extent permissible, of such request so that the Company may, at its sole expense, seek an appropriate protective order or waive compliance with the applicable provisions of this Agreement. If in the absence of a protective order or waiver, the New Director, based upon the written advice of outside legal counsel, is legally required to disclose any confidential information about the Company, or if the Company waives compliance with this Agreement, such person or entity may disclose without liability under this Agreement only such portion of confidential information about the Company that outside legal counsel advises that the New Director is legally required to disclose, provided that such person or entity shall inform the recipient of such confidential information about the Company of the existence of this Agreement and the confidential nature of such information, and use commercially reasonable efforts to obtain reliable assurance that confidential treatment will be afforded such information.

(d)  All confidential Information about the Company shall remain the property of the Company. Neither the New Director nor the Investor Group shall by virtue of any disclosure or use of any confidential Information about the Company acquire any rights with respect thereto, all of which rights (including all intellectual property rights) shall remain exclusively with the Company.

11.	Termination.

(a)    This Agreement shall automatically terminate in the event that the New Director is not validly elected by the shareholders of the Company at the 2022 Annual Meeting. If the New Director is so validly elected at the 2022 Annual Meeting, the Agreement shall terminate upon the end of the Standstill Period. The “Standstill Period” shall begin upon the execution and delivery of this Agreement and shall end immediately upon the earlier of (i) the conclusion of the 2024 annual meeting of shareholders (including any adjournments or postponements, the “2024 Annual Meeting”); and (ii) the date occurring six (6) months after the resignation of the New Director from the Board; provided, however, the Standstill Period expiration will not occur earlier than the conclusion of the 2023 annual meeting of shareholders (including any adjournments or postponements thereof). If the Standstill Period ends on the date referred to in (i) above, the Company shall give notice to the Investor Group whether the Board intends to renominate the New Director at least 30 days prior to the 2024 Annual Meeting. If the Board irrevocably offers in such notice to renominate the New Director and the Investor Group accepts such renomination prior to the end of the Standstill Period, then the Standstill Period shall be automatically extended until thirty (30) days prior to the nomination deadline for the 2025 annual meeting of shareholders and so forth for each subsequent annual meeting of shareholders, as applicable. If the Investor Group does not accept such renomination prior to the end of the Standstill Period, then the Standstill Period shall terminate as described herein. The (i) obligations of the Company to the Investor Group under this Agreement shall terminate, and (ii) New Director shall immediately resign from the Board, in the event that the Investor Group or the New Director materially breaches its obligations or the representations and warranties under this Agreement and such breach (if capable of being cured) has not been cured within ten (10) calendar days following written notice of such breach, or, if impossible to cure within ten (10) calendar days, the New Director has not taken substantive action to correct within ten (10) calendar days following written notice of such breach from the Company.

(b)  Except as expressly specified in this Agreement, all rights and obligations under this Agreement shall terminate upon termination of this Agreement in accordance with this Section 11. No termination of this Agreement in accordance with this Section 11 shall relieve any party from liability for any breach of this Agreement prior to such termination.

12.	Specific Performance.

The Investor Group, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other party hereto may occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that such injury would not be adequately compensable in monetary damages. It is accordingly agreed that the Investor Group, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to seek specific enforcement of, and injunctive or other equitable relief to prevent any violation of, the terms hereof, and the other party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.

13.	Notice.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated) or (iv) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

Atento S.A.

1 rue Hildegard Von Bingen, L-1282 Luxembourg

R.C.S. Luxembourg B185761

Email: billpayne01@gmail.com / generalcounsel@atento.com Attention: Robert William Payne / Virginia Beltramini

with a copy to (which shall not constitute notice):

Sidley Austin LLP

70 St Mary Axe, London EC3A 8BE, United Kingdom

Email: agrinceri@sidley.com / john.butler@sidley.com / rzaramian@sidley.com Attention: Alan G. Grinceri / John H. Butler / Reuben Zaramian

If to Kyma:

Kyma Capital Limited

22 – 25 Portman Close, London W1H 6BS, United Kingdom

Email: rmachado@kymacapital.com Attention: Renata Machado

If to Mr. Frischer:

Charles Frischer

3156 East Laurelhurst Drive Seattle, Washington 98105, USA

Email: charliefrischer@gmail.com Attention: Charles Frischer

If to Mr. Lalani:

Asheef Lalani

1104-25 The Esplanade Toronto, Ontario

M5E 1W5, Canada

Email: asheef@gmail.com Attention: Asheef Lalani

14.	Governing Law.

This Agreement shall be governed in all respects, including validity, interpretation, and effect, by, and construed in accordance with, the laws of the State of New York, without giving effect to the choice of law or conflict of law principles thereof or of any other jurisdiction to the extent that such principles would require or permit the application of the laws of another jurisdiction.

15.	Jurisdiction.

Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the courts of the State of New York in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the courts of the State of New York, (c) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief, and (d) irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address of such party’s principal place of business or as otherwise provided by applicable law. Each of the parties hereto irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action, suit or other legal proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment before judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable law, that (i) such action, suit or other legal proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such action, suit or other legal proceeding is improper or (iii) this agreement, or the subject matter hereof, may not be enforced in or by such court.

16.	Waiver of Jury Trial.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT

(A)   NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

17.	Entire Agreement.

This Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings and representations, whether oral or written, of the parties with respect to the subject matter hereof. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings, oral or written, between the parties other than those expressly set forth herein.

18.	Waiver.

No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

19.	Remedies.

All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law or equity.

20.	Construction.

When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “will” shall be construed to have the same meaning as the word “shall.” The words “date hereof’ will refer to the date of this Agreement. The word “or” is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument, law, rule or statute defined or referred to herein means, unless otherwise indicated, such agreement, instrument, law, rule or statute as from time to time amended, modified or supplemented.

21.	Severability.

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

22.	Amendment.

This Agreement may be modified, amended or otherwise changed only in writing and signed by all of the parties hereto or their respective successors or assigns.

23.	Successors and Assigns.

The terms and conditions of this Agreement shall be binding upon and be enforceable by the parties hereto and the respective successors, heirs, executors, legal representatives and permitted assigns of the parties, and inure to the benefit of any successor, heir, executor, legal representative or permitted assign of any of the parties; provided, however, that no party may assign this Agreement or any rights or obligations hereunder without, with respect to the Investor Group, the express prior written consent of the Company (with such consent specifically authorized in a written resolution adopted and approved by the unanimous vote of the entire membership of the Board), and with respect to the Company, the prior written consent of the Investor Group.

24.	No Third-Party Beneficiaries.

The representations, warranties and agreements of the parties contained herein are intended solely for the benefit of the party to whom such representations, warranties or agreements are made, and shall confer no rights, benefits, remedies, obligations, or liabilities hereunder, whether legal or equitable, in any other person or entity, and no other person or entity shall be entitled to rely thereon.

25.	Representation by Counsel.

Each party acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed this Agreement with the advice of such counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

26.	Counterparts; Facsimile / PDF Signatures.

This Agreement and any amendments hereto may be signed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto. In the event that any signature to this Agreement or any amendment hereto is delivered by facsimile transmission or by e-mail delivery of a portable document format (.pdf or similar format) data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf’ signature page were an original thereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties have duly executed and delivered this Agreement as of the date first above written.

ATENTO, S.A.

By: ______________________

Name: Robert William Payne

Title: Chairman

KYMA CAPITAL LIMITED

By: ______________________

Name: Renata Machado

Title: Chief Operating Officer

CHARLES FRISCHER

By: ______________________

Name: Charles Frischer

ASHEEF LALANI

By: ______________________

Name: Asheef Lalani

Exhibit A

Form of Irrevocable Resignation Letter

[●], 20[●]

Board of Directors Atento S.A.

1 rue Hildegard Von Bingen L-1282, Luxembourg

Grand Duchy of Luxembourg

Re: Irrevocable Resignation

Ladies and Gentlemen,

This letter is delivered pursuant to Section 1(e) of the Cooperation Agreement, dated as of [●], 2022 (the “Agreement”), by and among Atento S.A., a company established under the laws of Luxembourg (the “Company”), Kyma Capital Limited, a company established under the laws of England and Wales, Charles Frischer and Asheef Lalani. Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.

I hereby irrevocably resign from my position as a director of the Company and from any and all committees of the Board on which I serve, subject to the Board’s acceptance of this resignation, effective only upon the date on which the Investor Group fails to meet the Ownership Minimum Requirement.

This resignation is irrevocable and may not be withdrawn by me at any time.

Name: Akshay Shah

Exhibit B

Form of Mutual Press Release

See attached.

Atento Announces Cooperation Agreement with Investors

Chief Investment Officer and Founder of Kyma Capital to Be Nominated as a New Independent Director for Election by Shareholders at the Company’s 2022 Annual Meeting of Shareholders

Akshay Shah Brings 20+ Years of Relevant Experience and Leadership Skills to the Board

Investor Group assumes standstill until the Annual Meeting of Shareholders to be held in 2024

Annual Meeting of Shareholders Scheduled to Be Held on 29 June 2022

New York, 2 June, 2022 - Atento, S.A. (NYSE: ATTO) (“Atento” or the “Company”), one of the largest providers worldwide and the leading company in customer relationship services and business process outsourcing (CRM / BPO) in Latin America, today announced the execution of a cooperation agreement (the “Agreement”) with Kyma Capital, Charles Frischer and Asheef Lalani (the “Investors”), who beneficially own in the aggregate approximately 8.5% of the Company’s outstanding ordinary shares. Pursuant to the Agreement, the Board of Directors of Atento (the “Board”) will nominate Akshay Shah to stand for election as a new independent director at the Company’s 2022 Annual Meeting of Shareholders scheduled to be held on 29 June, 2022.

“We look forward to welcoming Akshay to the Board,” said Carlos López-Abadía, CEO of Atento. “His exceptional track record and vast experience will be an important asset to our Board as we look ahead. Today’s agreement is another example of Atento’s pursuit of having a strong independent board with the right mix of expertise and skills to develop our strategic objectives, while supporting the Board’s goal of generating shareholder value.”

Akshay Shah, Chief Investment Officer of Kyma Capital, commented, “We are encouraged by the steps the Company has been taking and I am delighted to have been nominated to Atento’s Board. We have been net buyers of Atento stock and have built a meaningful position. We believe in Atento´s growth potential, market penetration and the capability to deliver guidance during 2022. I am excited for this next chapter in Atento’s future and am personally committed to working with the Board to explore all options in pursuit of driving maximum value for shareholders”.

The Investors have agreed to customary standstill, voting and other provisions. The full Agreement will be filed on a Form 6-K with the Securities and Exchange Commission.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (“CRM BPO”) services in Latin America, and among the top providers globally. Atento is also a leading provider of nearshoring CRM BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 14 countries where it employs approximately 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in industries such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento’s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2019, Atento was named one of the World’s 25 Best Multinational Workplaces and one of the Best Multinationals to Work for in Latin America by Great Place to Work®. Also, in 2021 Everest named Atento as a star performer. Gartner named the company as a leader for two years in a row, since 2021 in the Gartner Magic Quadrant. For more information visit www.atento.com

Media Relations press@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. In particular, these forward-looking statements include those about the effects on Atento and its growth of changes in the composition of the Board. These statements reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; Atento’s ability to recover consumer receivables on behalf of its clients; and the on-going COVID-19 pandemic. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission. These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.